UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

(Name of Issuer)		UFP Technologies Inc.
(Title of Class of Securities)	Common Stock
(CUSIP Number)			902673102

(Date of Event Which Requires Filing of this Statement)	June 20, 2012

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information whichwould alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.  902673102

1. Names of Reporting Persons.

Fisher Funds Management Limited

I.R.S. Identification Nos. of above persons (entities only).

n/a

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)


3. SEC Use Only

4. Citizenship or Place of Organization

Level 1, 67-73 Hurstmere Road
Takapuna
Auckland 0740
New Zealand

Number of Shares Beneficially by Owned by Each Reporting Person With:

5. Sole Voting Power 		             430,889

6. Shared Voting Power

7. Sole Dispositive Power		     430,889

8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person	    430,889

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9) 		6.40%

12. Type of Reporting Person (See Instructions)			IV

Item 10. Certification

(a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   	February, 13, 2013		February 13, 2013
By:	Francis Jasper			Hugh Fisher
Title:	Director			Director